UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:  Relevant Information Communication

Dear Sirs:

We hereby comply by providing an answer to the requirements of Official Letter No. 1352-2017-SMV/11.1, in the same order in which they were requested:

1.

Explain in a precise and detailed manner what the phrase “opening the accounting books to investors” (“abrir los libros contables a los inversores”) means, given that the Company is undergoing an audit as of December 31st, 2016, for which it has had to hand over to the audit company this information duly signed by the Company’s management. In that context, what was reported in the news report in question could be understood in the sense that these financial statements would not be definitive since the books on which they are based are going to be “open” (“abiertos”), which could create confusion among investors.

We understand that the term “books opening” (“apertura de libros”) used by the local newsletter Diario Gestión refers to the regular audit process already initiated by the audit firm PwC to our financial statements as of December 31, 2016, and that it will conclude with the issuance of an opinion that together with the financial statements will be released to the market. In this regard, we do not consider the term “books opening” (“apertura de libros”) to indicate the non-definitive nature of the financial information which is currently subject to the audit process.

2.

Notwithstanding the aforementioned, the Company should also specify the meaning of the phrase “will open its books and submit them to an external audit” (“va a abrir sus libros y los someterá a auditoría externa”). Again, considering that the financial information as of December 31, 2016, is being examined by an audit firm, what does the indication made in the news report mean, since it could be understood that this is a new audit, and, if this were the case, the Company has not informed which audit firm will carry out this new audit and what aspects it would comprise. This should be duly clarified since it could create confusion.

According to the above mentioned, the phrase “books opening” (“apertura de libros”) refers to the regular external audit process that PwC has been carrying out to our financial information. In this regard, and in response to the requirement formulated by the Peruvian Securities Comission (Superintendencia del Mercado de Valores), we confirm that the Company has not hired any other audit firm nor has it requested an additional audit process to the aforementioned regular external audit process

Notwithstanding the aforesaid, one should note that within the regular external audit process that PwC has been carrying out, additional audit procedures will be carried out.

3.

Likewise, the Company should clarify and/or specify whether the phrase in the sense that the Company will “open its accounting books” (“abrir sus libros contables”) could lead to any correction or rectification of the financial information of the Company which is currently spreading in the market.

As stated, PwC has been carrying out a regular external audit process to our financial statements. However, as a result of the audit procedures necessary for the completion of the audit, in the scenario that there was any event that could affect the Company’s financial statements, this could lead to some adjustments, which would be communicated in a timely manner with the release of the audited financial statements.

4.

Specify what are the “additional procedures” that you have requested to the audit firm which is conducting the audit process as of December 31, 2016, and on which aspects are these procedures being carried out, when did you request them and what reasons that motivated them, and whether or not findings have been derived from them, specifying the progress of these procedures and the estimated date in which these would be concluding.

We have been notified by our external auditors that, due to the current situation related to our association with Odebrecht in certain projects, they must apply the additional procedures arising from the provisions established in the International Audit Regulation (“Norma Internacional de Auditoría”) “NIA 250 – Legal and regulatory provisions in the audit of the financial statements” (“NIA 250 – Consideración de las disposiciones legales y reglamentarias en la auditoría de los estados financieros”).

Such is the case that, dated February 28, 2017, the Company arranged to carry out the additional procedures reported by the external auditor, process that is currently being planned and therefore, to date, we cannot give a reliable estimate of the closing date of the audited financial statements nor there have been findings since we are in the planning stage.

5.

Likewise, the Company must specify the meaning of the phrase that the above mentioned special procedures must be carried out by the audit firm “even when this implies delaying their delivery” (“aun cuando ello pueda implicar la entrega tardía de los mismos”), since the audited financial information has a deadline for submission and, otherwise, it would have to incur in non-compliance, punished by the regulations of the stock market. In this sense, the Company must indicate the measures to be taken in the event that this occurs and how the consequences of such breach would be dealt with.

As stated in the preceding paragraph, the additional procedures of the regulation “NIA 250 – Legal and regulatory provisions in the audit of the financial statements” (“NIA 250 – Consideración de las disposiciones legales y reglamentarias en la auditoría de los estados financieros”), could give rise to the possibility that the procedures will be concluded on a date that, due to its proximity to the maximum due date of release to the market, leads to the company not being able to comply with reporting the financial statements in a timely manner.

Considering the above-mentioned possibility and the complexity of the additional procedures, after the planning, the required work team will be determined due to the amount of information that is subject to analysis by the external auditor.

Notwithstanding the aforementioned, we must note that the unaudited financial information of the Company as of December 31, 2016, has been available to the market since January 26, 2017, the date we released the financial statements for the fourth quarter of 2016. In that sense, in the scenario that the Company fails to release its audited financial information as of 2016 in a timely manner, the effects deriving from the lack of audited information should be mitigated.

Sincerely,

___________________________
/s/ Claudia Drago Morante

Stock Market Representative

Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE

Name: Claudia Drago Morante

Title: Stock Market Representative

Date: March 2, 2017